SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 01-28190

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Camden National Corporation

Retirement Savings 401(k) Plan

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Camden National Corporation

2 Elm Street

Camden, Maine 04843

REQUIRED INFORMATION

The Camden National Corporation Retirement Savings 401(k) Plan (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedule of the Plan for the two fiscal years ended December 31, 2007 and 2006, have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee to administer the Camden National Corporation Retirement Savings 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Camden National Corporation Retirement Savings 401(k) Plan

By:	/s/ Anne S. Edwards	Date:	June 19, 2008
Anne S. Edwards
Senior Vice President

By:	/s/ Robert W. Daigle	Date:	June 19, 2008
Robert W. Daigle
President & CEO

Appendix 1

CAMDEN NATIONAL CORPORATION

RETIREMENT SAVINGS 401(k) PLAN

FINANCIAL STATEMENTS

and

SUPPLEMENTAL INFORMATION

December 31, 2007 and 2006

With Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee

Camden National Corporation Retirement Savings 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Camden National Corporation Retirement Savings 401(k) Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Camden National Corporation Retirement Savings 401(k) Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Berry, Dunn, McNeil & Parker

Portland, Maine

June 19, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee

Camden National Corporation Retirement Savings 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Camden National Corporation Retirement Savings 401(k) Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Camden National Corporation Retirement Savings 401(k) Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Berry, Dunn, McNeil & Parker

Portland, Maine

June 19, 2008

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2007 and 2006

	2007	2006
Investments, at fair value	$19,074,476	$18,770,139

Contributions receivable
Participants’	34,894	89
Employer	324,718	352,150

Total contributions receivable	359,612	352,239

Net assets available for benefits	$19,434,088	$19,122,378

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Investment income
Interest and dividends	$1,035,798	$921,171
Net (depreciation) appreciation in fair value of investments	(373,783)	1,517,396

Net investment gain	662,015	2,438,567

Contributions
Employer	782,209	843,229
Participants’	1,078,386	1,103,864
Rollovers	287,561	176,310

Total contributions	2,148,156	2,123,403

Total additions	2,810,171	4,561,970

Deductions from net assets attributed to:
Benefits paid to participants	2,491,127	2,308,194
Administrative fees	7,334	7,670

Total deductions	2,498,461	2,315,864

Increase in net assets available for benefits	311,710	2,246,106

Net assets available for benefits
Beginning of year	19,122,378	16,876,272

End of year	$19,434,088	$19,122,378

The accompanying notes are an integral part of these financial statements.

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of Plan

The following description of the Camden National Corporation Retirement Savings 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Camden National Corporation (the Corporation) and its subsidiaries, Camden National Bank and Acadia Trust, N.A., who have at least 30 days of service and are age twenty-one or older. Under the provisions of the Plan, investment activity is directed by individual participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may contribute up to the maximum percentage of compensation and dollar amount permissible under Section 402(g) of the Internal Revenue Code (Code), not to exceed the limits of Code Sections 401(k), 404, and 415. Participants may direct investments into various investment options offered by the Plan. The Corporation matches 100% of participants’ contributions up to 3% of salary, and 50% of participants’ contributions that exceed 3% of salary, but do not exceed 5% of salary. The Corporation may also make additional discretionary matching and profit sharing contributions. Contributions are subject to certain limitations.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon, safe harbor matching contributions and discretionary matching contributions. Beginning January 1, 2007, vesting in the Corporation profit sharing portion of their accounts, plus earnings thereon, is based on a six-year graded vesting schedule. Prior to January 1, 2007, vesting was based on a seven-year graded vesting schedule.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions.

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Administrative Expenses

Substantially all administrative expenses are paid by the Corporation.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump-sum amount, or in installment payments over any period that does not exceed the life expectancy of the beneficiary. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2.	Summary of Accounting Policies

Benefit Payments

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

3.	Investments

Investments are recorded at their fair values using quoted market prices. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are valued at their principal amount, which approximates fair value.

Investments that represent 5% or more of the Plan’s net assets are as follows:

	2007	2006
Camden National Bank FDIC Insured Fund	$2,214,584	$2,535,111
Fidelity Contrafund	2,211,100	1,631,828
Dodge & Cox Stock Fund	1,623,107	1,457,650
Camden National Corporation common stock	542,561	1,150,279
Brandywine Fund	1,169,934	1,073,424
Fidelity Low-Priced Stock Fund	1,794,554	1,714,677
Franklin Mutual Series Beacon Fund	1,306,924	1,498,150
Vanguard 500 Index Fund	1,264,434	1,214,975
Dodge & Cox International Stock Fund	1,771,047	1,198,323

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006
Mutual funds	$(28,525)	$1,184,326
Common stock	(345,258)	333,070

	$(373,783)	$1,517,396

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Notes to Financial Statements

December 31, 2007 and 2006

4.	Tax Status

The Plan obtained its latest determination letter dated April 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Corporation believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

5.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6.	Party-In-Interest Transactions

Acadia Trust, N.A. (Acadia) is the Plan’s trustee. Employees of Acadia are also covered by the Plan as Acadia is a wholly-owned subsidiary of Camden National Corporation. Compensation for services provided is paid directly by the Corporation.

The Plan owned 19,111 and 24,491 shares of Camden National Corporation common stock valued at $542,561 and $1,150,279 at December 31, 2007 and 2006, respectively. Also included in the Plan’s net assets at December 31, 2007 and 2006 were $2,214,584 and $2,535,111 of Camden National Bank FDIC Insured Fund, respectively. Accordingly, transactions within these funds qualify as party-in-interest.

7.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

8.	Subsequent Event

Due to Union Bankshares merger with Camden National Corporation, Union Trust Company rolled over the Union Trust Company 401(k) Profit Sharing Plan into the Camden National Corporation Retirement Savings 401(k) Plan, with the actual transfer of funds taking place on May 23, 2008. Plan assets of $5,186,836 were transferred to Acadia Trust, N.A., the trustee of the Camden National Corporation Retirement Savings 401(k) Plan.

Schedule 1

CAMDEN NATIONAL CORPORATION RETIREMENT SAVINGS 401(k) PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 01-0413282 Plan #002

Required for IRS Form 5500

December 31, 2007

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Northern Institutional Money Market Account	Money Market		$122,953
*	Camden National Bank FDIC Insured Fund (2)	Money Market		2,214,584
	Vanguard Retirement Savings Trust	Money Market		167,184
	Vanguard Bond Index Total Market Fund	Mutual Fund		562,429
	Vanguard Wellesley Income Fund	Mutual Fund		953,860
	Vanguard LifeStrategy Income Fund	Mutual Fund		267,322
	Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund		174,800
	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund		272,683
	Vanguard LifeStrategy Growth Fund	Mutual Fund		347,717
	Vanguard Short-Term Bond Index	Mutual Fund		275,516
	Vanguard 500 Index Fund	Mutual Fund		1,264,434
	Franklin Mutual Series Beacon Fund	Mutual Fund		1,306,924
	Brandywine Fund	Mutual Fund		1,169,934
	Fidelity Low-Priced Stock Fund	Mutual Fund		1,794,554
	T. Rowe Price New Horizons Fund	Mutual Fund		909,252
	Artisan International Fund	Mutual Fund		294,290
	Dodge & Cox International Stock Fund	Mutual Fund		1,771,047
	Fidelity Contrafund	Mutual Fund		2,211,100
	Dodge & Cox Stock Fund	Mutual Fund		1,623,107
	Royce Total Return Fund	Mutual Fund		522,618
*	Camden National Corporation	Common stock, 19,111 shares		542,561
	Federated U.S. Treasury Cash Reserve	Cash management asset		8,844
*	Participant loans	4.00%-9.25%, 10 years or less maturity		296,760

				$19,074,476

*	Indicates party-in-interest to the Plan.
(1)	Participant directed, information not required.
(2)	FDIC insured up to $250,000 per participant.

Consent of Independent Registered Public Accounting Firm

As the independent registered public accountants of Camden National Corporation, we hereby consent to the incorporation by reference in Registration Statement No. 333-108214 of Camden National Corporation on Form S-8 of our report dated June 19, 2008, appearing in this Annual Report on Form 11-K of Camden National Corporation Retirement Savings 401(k) Plan for the year ended December 31, 2007.

/s/ Berry, Dunn, McNeil & Parker

Portland, Maine

June 19, 2008